Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

March 3, 2006

Mr. Thomas Jones

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.,

Mail Stop 6010

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant”)
Amendment No. 1 to Registration Statement on Form S-4
Filed February 10, 2006
File No. 333-130655

Dear Mr. Jones:

Microsemi Corporation, a Delaware corporation (“Registrant” or “Microsemi”) provides these responses, numbered to correspond with the Staff’s comments dated February 22, 2006, for which we thank you. This response accompanies the Registrant’s Amendment No. 2 on Form S-4/A (“Amendment No. 2”), which has addressed your comments as indicated in this letter.

Prospectus Cover Page

1.	Please disclose that shareholders will not know at the time of the vote the number of shares that they will receive in the merger. Also, revise your disclosure throughout the document to make clear that the number may be adjusted.

We have added on the cover page of the prospectus and elsewhere where relevant that: “For each one share of APT common stock, the APT stockholders could, in addition to $2.00 in cash, receive more than 0.435 of a share of Microsemi common stock, but not less. The possible increase is described under the heading “THE MERGER AND THE MERGER AGREEMENT–Conversion of Securities” beginning on page 63.”

2.	Please tell us why you believe it is appropriate to seek shareholder approval for a transaction where the mix of cash and stock for a transaction may change after the vote and shareholders will be unable to predict the exact value of consideration they will receive.

APT’s stockholders are promised to receive at least 0.435 of a share of Microsemi common stock and at least $2.00 in cash for each one whole share of APT common stock. APT stockholders may receive more shares of Microsemi common stock but never fewer shares. Although the likelihood is minimal, the APT stockholders are essentially receiving insurance against a downward movement below $19 in the price per share of Microsemi common stock. If we had a fixed price for this cash and stock transaction only, the APT stockholders would know how many shares of Microsemi common stock they would receive in the merger and they would know the amount of cash. Presumably this would be adequate information, although they do not know the trading price per share of Microsemi common stock, but they would have no insurance against the uncertainty whether Microsemi common stock might decline. Therefore, we are asking APT stockholders to vote, based on their knowledge of the exchange ratio, and that if the price of Microsemi common stock were to fall drastically, they would receive an additional number of shares of Microsemi common stock based on a formula. Under that formula, they are always to receive $2 in cash and at least $8 worth of Microsemi common stock per share of APT common stock.

Microsemi may be held liable for damages, page 19

3.	Please refer to prior comment 1. Please file as an exhibit the November 1998 agreement.

We have filed the November 1998 agreement as Exhibit 10.104 to Amendment No. 2.

Representations and Warranties in the Merger Agreement, page 20

4.	We note your statement that the representations and warranties “are not to be relied upon by you whatsoever as factual statements.” Please revise to remove any potential implication that the referenced disclosure does not constitute public disclosure under the federal securities laws.

Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

We have amended and restated this risk factor on page 20 of Amendment No. 2 to read as follows:

“Representations and warranties in the Merger Agreement are not factual statements and are not meant for you to rely upon.

The terms of the Merger Agreement are required public disclosure under the federal securities laws, but the representations and warranties in the Merger Agreement were not intended in themselves as complete factual disclosures. Although Microsemi and APT believe that they have publicly disclosed all information that the securities laws require them to disclose, the disclosures must be considered as a whole. The representations and warranties themselves reflected negotiations between the parties to the Merger Agreement and, in certain cases, merely represented risk allocation decisions between the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and are limited or may be modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. The parties to the Merger Agreement also may waive breach of representations and warranties. Finally, the representations and warranties expire upon the merger, and are not a basis for either party to claim damages after the merger. Accordingly, you should consider the Merger Agreement in the context of all of the disclosure made or incorporated by reference in this proxy statement/prospectus, and you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or currently.”

Microsemi’s Reasons for the Merger, page 41 & APT’s Reasons for the Merger, page 51

5.	Please revise these sections to clarify, if applicable, whether the boards considered the change in the number of shares.

The possibility of such an adjustment was and is considered extremely remote.

We have added that the Microsemi Board of Directors considered “the potential negative impact of issuing additional shares of Microsemi common stock pursuant to an adjustment for tax purposes” on page 42 of Amendment No. 2 under “Microsemi’s Reasons for the Merger” and that the APT Board of Directors considered “the potential upward adjustment to the exchange ratio for tax purposes” on page 52 of Amendment No. 2 under APT’s Reasons for the Merger.

Effective Time of the Merger, page 63

6.	Please tell us the time period anticipated between the vote and the effective time of the merger.

We are supplementally informing you that we expect to close the transaction on or within one business day after the APT stockholders’ meeting.

Conversion of Securities, page 63

7.	Please refer to prior comment 16. Please expand the table on page 64 to included the most recent MSCC price and include additional columns that include the amount of cash to be paid per share and the aggregate value of the cash and stock. In addition, clarify when the MSCC price is determined. Also, expand the summary to briefly quantify how the aggregate value may change.

We have added on page 63 of Amendment No. 2 that: “The aggregate value of cash and Microsemi common stock issuable per share of APT common stock will vary according to the value of Microsemi common stock. The total value cannot be below $10 on account of the agreement to make this tax-related adjustment to the exchange ratio.”

We have also modified the table on page 64 of Amendment No. 2 as follows:

Assumed MSCC Price Per Share At Effective Time of Merger	Additional Shares of Microsemi Per APT Share (1)	Exchange Ratio After Adjustment (2)	Maximum Shares Issueable By Microsemi (3)	Cash Payable Per APT Share	Value of Stock and Cash Per APT Share (4)
$32	0.0000000	0.4350000	5,377,285	$2	$15.92
$31	0.0000000	0.4350000	5,377,285	$2	$15.48
$30	0.0000000	0.4350000	5,377,285	$2	$15.05
$19	0.0000000	0.4350000	5,377,285	$2	$10.27
$18	0.0094445	0.4444445	5,494,033	$2	$10.00
$15	0.0983334	0.5333334	6,592,839	$2	$10.00
$12	0.2316667	0.6666667	8,241,049	$2	$10.00
$9	0.4538889	0.8888889	10,988,066	$2	$10.00

(1)	Represents the amount of additional fractions of shares of Microsemi common stock that would be exchanged for each one share of APT common stock.

(2)	As adjusted by adding the Exchange Ratio of 0.435 to the amount in the column to the left.

(3)	Represents the aggregate maximum number of shares of Microsemi common stock that would be issued in connection with the merger as if all options and warrants to purchase APT common stock were exercised prior to the merger.

(4)	Represents the sum of $2 in cash plus the product of the assumed MSCC price determined at the Effective Time of the merger multiplied by the exchange ratio, as adjusted.

Material U.S. Federal Income Tax Consequences of the Merger, page 73

8.	We reissue prior comment 17. You should unequivocally state what the tax consequences will be. We note the disclosure on page 4 concerning the expectation, the disclosure on page 52 about the tax consequences if the merger fails to qualify as a reorganization and the disclosure on page 73 about the intent.

We have modified the first sentence of the section entitled “Tax Consequences to APT Stockholders” on page 73 of Amendment No. 2 to insert the words “It is anticipated that the merger will constitute . . .”. We also made a similar change to page 4 of Amendment No. 2 concerning an “expectation” that the Merger will constitute a reorganization.

In addition, we have inserted the following revised language to the final sentence of the first paragraph of the section entitled “Tax Consequences to APT Stockholders” on page 73 of Amendment No. 2:

“Based in part on the above and on a number of assumptions, representations, and covenants, including assumptions that (i) the merger will be completed as described in the Agreement and Plan of Merger and (ii) the representations contained in Officer’s Certificates delivered to Davis Wright Tremaine LLP by APT and Microsemi are and will as of the Effective Time be true, correct, and complete, the merger will, in the opinion of Davis Wright Tremaine LLP, constitute a reorganization under Section 368(a) of the Code and will have the following U.S. federal income tax consequences to APT stockholders:”

Finally, on page 52 of Amendment No. 2, we inserted the language “in the unlikely event that” prior to discussion of the merger failing to qualify as a “reorganization.”

9.	We reissue prior comment 18 with respect to Microsemi. Also, before this registration statement is effective, you must file a signed opinion of counsel from APT’s counsel.

With regard to APT, APT’s counsel will file a signed opinion with the final pre-effective amendment to the Registration Statement with the minor modifications as set forth in the first attachment to this letter. For your convenience, the minor modifications have been underlined.

With respect to comment 18, Microsemi’s counsel will file a signed opinion addressed to Microsemi regarding the tax treatment of the merger to Microsemi with the final pre-effective amendment to the Registration Statement. We have also filed a form of this opinion as Exhibit 8.2 to Amendment No. 2 and have attached a copy of the same as the second attachment to this letter.

General

10.	We noted that you filed your Form 10-Q for the period ended January 1, 2006 on February 10, 2006. However, it does not appear that you have incorporated this report by reference into your Form S-4. Without including or incorporating by reference this Form 10-Q into your Form S-4, it does not appear that you meet the updating requirements of Article 3 of Regulation S-X. Please revise or advise.

Amendment No. 2 incorporates by reference Microsemi’s Form 10-Q for the quarter ended January 1, 2006 as filed on February 10, 2006 on page 86.

11.	Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X with regards to Advanced Power Technology. Please note that if the anticipated effective date falls after 45 days following the end of the fiscal year, audited financial statements will be required at that time unless the company, in good faith, expects to report income after taxes. Based on the Selected Historical Financial Information, as provided on page 22 of Form S-4, it appears that Advanced Power Technology will report a net loss for the year ended December 31, 2005. Please advise.

Amendment No. 2 incorporates by reference APT’s Form 10-K for the fiscal year ended December 31, 2005 as filed on March 3, 2006 on page 86.

Thank you for your comments.

“REGISTRANT”

MICROSEMI CORPORATION

/s/ David R. Sonksen

David R. Sonksen

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary

ANNEX E

DAVIS WRIGHT TREMAINE LLP

1300 S.W. Fifth Ave., 23rd Floor

Portland, Oregon 97201

                        , 2006

Advanced Power Technology, Inc.

405 S.W. Columbia Street

Bend, OR 97702

Ladies and Gentlemen:

We have acted as tax counsel to Advanced Power Technology, Inc., a Delaware corporation (“Company”), in connection with the proposed merger of APT Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, pursuant to the Agreement and Plan of Merger dated as of November 2, 2005, between and among Parent, Merger Sub, and the Company (“Agreement”). At your request, and pursuant to Section 6.3(d) of the Agreement, we are rendering our opinion concerning certain United States federal income tax consequences of the Merger.1

A. Documents Reviewed; Factual Assumptions. In rendering the opinion set forth in this letter, we have relied, with your consent, solely upon the following documents and the factual representations therein:

1.	The Agreement and the Exhibits thereto;

2.	The Microsemi Corporation and APT Acquisition Corp. Officer’s Certificate dated the date hereof (“Parent and Merger Sub Officer’s Certificate”); and

3.	The Advanced Power Technology, Inc. Officer’s Certificate dated the date hereof (“Company Officer’s Certificate”).

We have assumed the genuineness of all signatures, the authenticity of documents, certificates, and records submitted to us as originals, the conformity to the originals of all documents, certificates, and records submitted to us as certified or reproduction copies, the legal capacity of all natural persons executing documents, certificates, and records, and the completeness and accuracy as of the date hereof of the information contained in such documents, certificates, and records, which we have not attempted to verify independently.

[1]	Any capitalized term used but not defined herein has the meaning given to it in the Agreement.

1

We have also assumed that: (i) the transaction contemplated by the Agreement will be consummated in accordance therewith and as described in the Agreement (and that no covenant or condition therein material to this opinion will be waived by any party); (ii) the Merger will be reported by each of the parties thereto in a manner consistent with the opinion set forth herein, (iii) the Merger will qualify as a statutory merger under the applicable law of the State of Delaware; (iv) all of the representations and warranties of each of the parties to the Agreement set forth therein (including in the Exhibits and schedules thereto) are and will as of the Effective Time be true, correct, and complete; (v) all of the representations set forth in the Parent and Merger Sub Officer’s Certificate and the Company Officer’s Certificate are and will as of the Effective Time be true, correct, and complete; (vi) all of the covenants and agreements of each of the parties to the Agreement set forth therein have been and will be observed; and (vii) all conditions set forth in the Agreement have been or will be satisfied.

B. Opinion. Based upon and subject to the foregoing, it is our opinion that, under currently applicable United States federal income tax law, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, that (i) no gain or loss will be recognized by the Company as a result of the Merger, (ii) no gain or loss will be recognized by the shareholders of the Company who exchange Company Common Stock for Parent Common Stock pursuant to the Merger (except with respect to the Cash Component and any cash received in lieu of fractional shares), (iii) the adjusted basis of the Parent Common Stock received by the shareholders who exchange all of their Company Common Stock in the Merger will be the same as the tax basis of the Company Common Stock surrendered in such exchange, reduced by any money and the value of any property other than Parent Common Stock received in such exchange and any loss recognized in such exchange and increased by any gain recognized in such exchange, and (iv) the holding period of the Parent Common Stock received by a shareholder of the Company pursuant to the Merger will include the period during which the Company Common Stock surrendered in exchange therefor was held, provided that the Company Common Stock is a capital asset in the hands of such shareholder at the time of the Merger.

The foregoing opinion is based on the provisions of the Code, Treasury Regulations promulgated under the Code, published revenue rulings and revenue procedures of the I.R.S., private letter rulings, existing court decisions, and other authorities available as of the date of this letter. Future legislative or administrative changes or court decisions, which may or may not be retroactive in application, or any change in facts from the factual representations upon which our opinion is based, may significantly modify the opinion set forth in this letter. It should be noted that no ruling has been sought from the I.R.S. with respect to the federal income tax consequences of the Merger and that our opinion is not binding on the I.R.S. or any court.

This opinion letter is delivered as of its date and without any undertaking to advise you of any changes of law or fact that occur after the date of this opinion letter, even though the changes may affect a legal analysis or conclusion in this opinion letter.

2

This opinion letter is limited to the tax matters specifically addressed herein, and no other opinion should be inferred. We have not been asked to address, nor have we addressed, any other tax consequences of the Merger. This opinion letter may be relied upon by you only in connection with the transaction described in this letter, and it may not be used or relied upon by you for any other purpose or by any other person for any purpose whatsoever without, in each instance, our prior written consent.

We hereby consent to the inclusion of this opinion in that certain Registration Statement on Form S-4 (No. 333 – 130655) filed under the Securities Act of 1933, as amended, in connection with the Merger and the reference to us and this opinion in the proxy statement/prospectus included in such Registration Statement.

Very truly yours,

Davis Wright Tremaine LLP

3

EXHIBIT 8.2

THE YOCCA LAW FIRM LLP

19900 MacArthur Boulevard

Irvine, California 92612

Tel: (949) 253-0800

March     , 2006

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

Attention: David R. Sonksen,

Executive Vice President,

Chief Financial Officer,

Treasurer and Secretary

Ladies and Gentlemen:

We have acted as special counsel to Microsemi Corporation, a Delaware corporation (“Microsemi”), in connection with the proposed merger of APT Acquisition Corp., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Microsemi, with and into Advance Power Technology, Inc., a Delaware corporation (“APT”), with APT surviving as a wholly owned subsidiary of Microsemi, pursuant to the Agreement and Plan of Merger dated as of November 2, 2005, between and among Microsemi, Merger Sub, and APT (“Agreement”), as described in the Registration Statement on Form S-4 (Reg. No. 333-130655) filed by Microsemi with the Securities and Exchange Commission (the “Registration Statement”). Any capitalized term used but not defined herein has the meaning given to it in the Agreement. At your request, we are rendering our opinion concerning certain United States federal income tax consequences of the Merger.

A. Documents Reviewed; Factual Assumptions. In rendering the opinion set forth in this letter, we have relied, with your consent, solely upon the following documents and the factual representations therein:

1.	The Agreement and the Exhibits thereto;

2.	The Microsemi Corporation and APT Acquisition Corp. Officer’s Certificate dated the date hereof (“Microsemi and Merger Sub Officer’s Certificate”); and

3.	The Advanced Power Technology, Inc. Officer’s Certificate dated the date hereof (“APT Officer’s Certificate”); and

4.	The Registration Statement.

We have assumed (and we are relying thereon, without attempting any independent investigation or review thereof) the genuineness of all signatures, the authenticity of documents, certificates, and records submitted to us as originals, the conformity to the originals of all documents, certificates, and records submitted to us as certified or reproduction copies, the legal capacity of all natural persons executing documents, certificates, and records, and the completeness and accuracy as of the date hereof of the information contained in such documents, certificates, and records.

1

Microsemi Corporation

March     , 2006

We have also assumed (and we are relying thereon, without attempting any independent investigation or review thereof) that: (i) the transaction contemplated by the Agreement will be consummated in accordance therewith and as described in the Agreement (and that no covenant or condition therein material to this opinion will be waived, amended or breached by any party); (ii) the Merger will be reported by each of the parties thereto in their respective income tax returns in a manner consistent with the opinion set forth herein, (iii) the Merger will qualify as a statutory merger under the applicable law of the State of Delaware; (iv) all of the representations and warranties of each of the parties to the Agreement set forth therein (including in the Exhibits and schedules thereto), without any waiver, breach or amendment of any of the provision thereof, are and will as of the Effective Time be true, correct, and complete; (v) any statement made “to the knowledge” or otherwise similarly qualified is correct without such qualification; (vi) as to all matters with respect to which a person or entity making a representation has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there in fact is no plan, intent, understanding or agreement and such action will not be taken; (vii) all statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true and correct in all material respects and no actions have been (or will be) taken which are inconsistent with such representations; (viii) all of the representations set forth in the Microsemi and Merger Sub Officer’s Certificate and APT Officer’s Certificate are and will as of the Effective Time be true, correct, and complete; (ix) all of the covenants and agreements of each of the parties to the Agreement set forth therein have been and will be observed; and (x) all conditions set forth in the Agreement (without any waiver, breach or amendment of any of the provision thereof) have been or will be satisfied. In the event any of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

B. Opinion. Based upon and subject to the assumptions, exceptions, limitations and qualifications set forth herein, it is our opinion that, under currently applicable United States federal income tax law, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, that (i) no gain or loss will be recognized by APT, Microsemi or Merger Sub solely as a result of the Merger, (ii) no gain or loss will be recognized by the stockholders of APT who exchange APT Common Stock for Microsemi Common Stock pursuant to the Merger (except with respect to the Cash Component and any cash received in lieu of fractional shares), (iii) the adjusted basis of the Microsemi Common Stock received by the APT stockholders who exchange all of their APT Common Stock in the Merger will be the same as the tax basis of the APT Common Stock surrendered in such exchange, reduced by any money and the value of any property other than Microsemi Common Stock received in such exchange and any loss recognized in such exchange and increased by any gain recognized in such exchange, and (iv) the holding period of the Microsemi Common Stock received by a stockholder of APT pursuant to the Merger will include the period during which the APT Common Stock surrendered in exchange therefor was held, provided that the APT Common Stock is a capital asset in the hands of such stockholder at the time of the Merger.

The foregoing opinion is based upon our best judgment regarding the provisions of the Code, Treasury Regulations promulgated under the Code, published revenue rulings and revenue procedures of the I.R.S., private letter rulings, existing court decisions, and other authorities available as of the date of this letter. Future legislative or administrative actions or court decisions, which may or may not be retroactive in application, or any change in facts from the factual representations upon which our opinion is based, may significantly adversely affect the accuracy of the conclusions stated herein. It should be noted that no ruling has been sought from the I.R.S. with respect to the federal income tax consequences of the Merger and that our opinion is not binding on the I.R.S. or any court.

2

Microsemi Corporation

March     , 2006

This opinion letter is delivered as of its date and without any undertaking to advise you of any changes of law or fact that occur after the date of this opinion letter, even though the changes may affect a legal analysis or conclusion in this opinion letter.

This opinion letter is limited to the U.S. federal income tax matters specifically addressed herein, and no other opinion should be inferred. We have not been asked to address, nor have we addressed, any other tax consequences of the Merger or any tax consequences that may result from any other transaction, whether or not undertaken in connection with the Merger. This opinion letter may be relied upon by you only in connection with the transaction described in this letter, and it may not be used or relied upon by you for any other purpose or by any other person for any purpose whatsoever without, in each instance, our prior written consent.

We hereby consent to the inclusion of this opinion in the Registration Statement on Form S-4 (No. 333-130655), as amended, filed by Microsemi under the Securities Act of 1933, as amended, in connection with the Merger and the reference to us and this opinion in the proxy statement/prospectus included in such Registration Statement.

Very truly yours,

THE YOCCA LAW FIRM LLP

3